SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported) March 25, 2003**

# PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

| **Oregon** | **Commission File Number** | **93-0256820** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | 1-5532-99 | (I.R.S. Employer Identification No.) |

**121 SW Salmon Street, Portland, Oregon 97204**
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

# Item 5.  Other Events

## Refunds on Wholesale Transactions

### California

On March 26, 2003, the Federal Energy Regulatory Commission (FERC) issued an order in the California Refund Case (Docket No. EL00-95) adopting in large part the certification of facts of the FERC Administrative Law Judge (ALJ), issued in December 2002, but modifying the methodology it had previously ordered for the pricing of natural gas in calculating the amount of potential refunds. The new methodology will substantially increase the amount of the potential refunds.  Based on the findings of the ALJ, the Company had estimated its potential refund liability to be between $20 million and $30 million.  Although further proceedings will be necessary to determine exactly how the new methodology will affect the refund liability, the Company now estimates its potential liability to be between $40 million and $50 million.

The FERC has indicated that any refunds PGE may be required to pay related to California sales can be offset by accounts receivable related to sales in California, the balance of which is approximately $62 million.   PGE previously established credit reserves of approximately $20 million related to this receivable amount.

### Pacific Northwest

In September 2001, the FERC ALJ appointed in the Pacific Northwest Refund Case (Docket No. EL01-10) issued a recommended order that the claims for refunds be dismissed.  On March 26, 2003, the FERC indicated that it might issue an order to remand the case for a determination of refunds. The remand could include the appointment of a settlement judge or additional hearings to determine refund amounts, if any.  At this time, the Company does not know what the order may require or what sanctions may be sought.

For further information, see Note 13, Receivables - California Wholesale Market, and Note 14, Refunds on Wholesale Transactions, in the Notes to Financial Statements in PGE's 2002 Annual Report on Form 10-K.

## Show Cause Order

In a press release issued on March 26, 2003, the FERC indicated it intends to issue orders to PGE and 36 other entities that participated in the California wholesale market in 2000 and 2001, requiring that each entity show cause why their behaviors during that time period did not constitute gaming in violation of tariffs issued by the California Independent System Operator (ISO) and the California Power Exchange (PX).   The FERC indicated that possible sanctions for any entity found to have violated the tariffs include disgorging unjust profits associated with the violations, or other appropriate remedies.  Based on its internal investigations to date, PGE does not believe that it violated  ISO or PX tariff provisions.

## Complaint to OPUC – Income Taxes

On March 7, 2003, the Utility Reform Project and Linda K. Williams (Complainants) filed a petition to open an investigation and a complaint with the Public Utility Commission of Oregon (OPUC) with respect to the amount of federal, state, and local income taxes paid by PGE since 1997. On March 31, 2003, the OPUC rejected the request for an investigation. PGE will file a response to the complaint and oppose the relief sought by Complainants.

## Enron Bankruptcy

### Controlled Group Liability - Income Taxes

On March 28, 2003, the Internal Revenue Service (IRS) filed various proofs of claim for taxes in the Enron bankruptcy, including a claim for approximately $111 million in respect to income tax, interest, and penalties for taxable years for which PGE was included in Enron's consolidated tax return. The IRS seeks to apply $63 million in tax refunds admittedly due Enron against these claims. IRS claims for taxes and prepetition interest have a priority over claims of general unsecured creditors, but claims for prepetition penalties have no priority and claims for postpetition interest are not allowable in bankruptcy. Corporations in Enron's consolidated tax returns that are not in bankruptcy, such as PGE, are severally liable for prepetition penalties and postpetition interest, as well as any portion of the claim allowed in the bankruptcy that the IRS does not collect from the debtors.

Enron's management has informed PGE that Enron is negotiating with the IRS in an attempt to resolve issues raised by the IRS claims. If the parties do not reach a settlement, the bankruptcy court will decide the actual amount, if any, owed to the government in respect to tax, interest, and penalties.

For further information, see Note 16, Enron Bankruptcy, in the Notes to Financial Statements in PGE's 2002 Annual Report on Form 10-K.

# Legal Proceedings:

**People of the State of California ex rel. Bill Lockyer, Attorney General v. Portland General Electric Company and Does 1 through 100. Superior Court of the State of California for County of San Francisco. Case No. CGC-02-408493/USDC Northern District of California, Case No. C-02-3318-VRW**

On March 25, 2003, the Judge dismissed the complaint against PGE. The Attorney General of California has appealed the decision to the United States Court of Appeals for the Ninth Circuit.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

April 3, 2003                    By:          /s/ Douglas R. Nichols
                                            Douglas R. Nichols
                                            Vice President
                                      General Counsel and Secretary

April 3, 2003                    By:          /s/ Kirk M. Stevens
                                            Kirk M. Stevens
                                            Controller and
                                            Assistant Treasurer